AMSTEEL CORPORATION BERHAD (20667-M)
A Member of The Lion Group

06019162

21 November 2006

Securities & Exchange Commision
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 20 November 2006, Re: Amsteel Corporation Berhad ("ACB") - Debt and Corporate Restructuring Exercise of ACB Group ("ACB Scheme") - Proposed Variation to: 1.1) Redemption Date of The Zero-Coupon Redeemable Secured RM Denominated Bonds; and 1.2) Repayment Date of The Zero-Coupon Redeemable Secured USD Denominated Consolidated and Rescheduled Debts for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

12/14

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

2.2 The repayment date of 31 December 2006 for the SPV Debts ("Repayment Date") at the repayment amounts ("Repayment Amount") as set out in Column II of Table II-SPV Debts below is proposed to be varied to the proposed repayment dates ("Proposed Repayment Date") and at the proposed repayment amounts ("Proposed Repayment Amount") as more particularly set out in Column III of Table II-SPV Debts.

2.3 Late payment interest will be paid to the Bondholders and SPV Debt Holders at the rate of one per cent (1%) per annum above the relevant yield to maturity on the Bonds and SPV Debts in respect of the Redemption Amount/Repayment Amount from the Redemption Date/Repayment Date to the date of actual payment.

3. APPROVAL FOR THE PROPOSED VARIATION

The Proposed Variation requires approval from:

(a) the Securities Commission;

(b) the Bondholders and SPV Debt Holders at the respective meetings to be convened; and

(c) the Bank Negara Malaysia in respect of the SPV Debts.

The meetings of the Bondholder and SPV Debt Holders are scheduled to be held on 15 December 2006.

The approval from the SC and BNM shall be obtained by 30 June 2007, failing which, the consent of the Bondholders and the SPV Debt Holders would be deemed to have lapsed.

4. Unless the context otherwise requires, terms and conditions defined in the Circular to the Shareholders dated 9 January 2003 in respect of the ACB Scheme shall have the meaning when used herein.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table I- Bonds

Column I Category	***Column II*** Redemption Date and Redemption Amount (RM)		***Column III*** Proposed Redemption Date and Proposed Redemption Amount (RM)	
Class A1	31 December 2006	24,434,892	31 December 2006	1,126,108
			31 October 2007	23,308,784
Class A2	31 December 2006	75,702,730	31 December 2006	3,488,842
			31 October 2007	72,213,888
Class B (a)	31 December 2006	164,290,376	31 December 2006	7,571,499
			31 October 2007	156,718,877
Class B (b)	31 December 2006	17,206,719	31 December 2006	792,990
			31 October 2007	16,413,729

Table II-SPV Debts

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

20 NOV 2006

Column I Category	Column II Repayment Date and Repayment Amount (USD)		Column III Proposed Repayment Date and Proposed Repayment Amount (USD)	
Class A1	31 December 2006	101,604,540	31 December 2006	4,682,554
			31 October 2007	96,921,986
Class A2	31 December 2006	1,064,286	31 December 2006	49,049
			31 October 2007	1,015,237
Class B	31 December 2006	117,411,081	31 December 2006	5,411,016
			31 October 2007	112,000,065

Note : The above figures are arrived at based on the exchange rate of RM3.65 : USD1.00 and are set out solely for illustration purposes only. Any differences between the aforesaid illustrated amounts and the redemption/repayment amount of the Bonds and SPV Debts on 31 December 2006 shall be adjusted on actual date of redemption/repayment and the differential amount(s) shall be brought forward to the deferred redemption/repayment amount(s) due on 31 December 2007.

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

20 NOV 2006